CAMELOT ENTERTAINMENT GROUP, INC.
2020 MAIN STREET, #990
IRVINE, CA 92614
(949)777-1090

June 1, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Camelot Entertainment Group, Inc.
File No. 333-140420

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-140420, to 3:00 P.M. on June 4, 2007 or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

CAMELOT ENTERTAINMENT GROUP, INC.

/s/ ROBERT P. ATWELL
ROBERT P. ATWELL
CHIEF EXECUTIVE OFFICER